Exhibit 99.1

TATA MOTORS LIMITED

Bombay House

24, Homi Mody Street,

Mumbai 400 001, Maharashtra, India

Tata Motors announces intent to delist its American Depositary Shares (ADS) from the NYSE after January 2023 and terminate its ADS program

Mumbai, November 9, 2022: Tata Motors Limited (“TML” or the “Company”) (NYSE: TTM; BSE: 550570; NSE: TATAMOTORS) today announced that it has notified the New York Stock Exchange (the “NYSE”) on November 9, 2022 (Mumbai, India Time) of its intent to: (i) voluntarily delist its American Depositary Shares (the “ADSs”), each representing five (5) Ordinary Shares of the Company, par value of Rs.2 per share (the “Ordinary Shares”), from the NYSE; (ii) deregister such ADSs, TML’s Ordinary Shares underlying such ADSs, and TML’s ‘A’ Ordinary Shares, par value of Rs.2 per share, issued in connection with the 2015 rights offering by TML (“‘A’ Ordinary Shares”, and together with the ADSs and the Ordinary Shares underlying such ADSs, the “Securities”) from the U.S. Securities and Exchange Commission (the “SEC”); and (iii) terminate its reporting obligations under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Since the Company’s ADSs were issued in 2004, the Company has witnessed a considerable increase in liquidity and foreign shareholder participation in the equity stock markets in India. The Company has further considered the consistent drop in the number of ADSs outstanding as a percentage of its outstanding Ordinary Shares. Therefore, the rationale for ADS listing in the United States has significantly diminished. The Board of Directors of the Company (the “Board”) has resolved to voluntarily delist the ADSs from the NYSE, deregister the Securities from the SEC and take all necessary or appropriate actions in furtherance of such delisting and deregistration. This will help simplify the Company’s financial reporting requirements and reduce administrative costs. Upon delisting of its ADSs, the Company will concentrate trading of its equity shares on the BSE Limited and the National Stock Exchange of India Limited. In addition, the Company has not arranged for the listing and/or registration of the Securities on another U.S. securities exchange or for the quotation of the Securities in a quotation medium in the United States.

The Company intends to file a Form 25 with the SEC on or around January 13, 2023 to delist its ADSs from the NYSE. The Company will provide a copy of the Form 25 to the NYSE concurrently with the filing of such Form 25 with the SEC. Such delisting will be effective ten (10) days after the filing of the Company’s Form 25. The last trading day of the ADSs on the NYSE is expected to be on or around January 23, 2023. Once the ADSs have been delisted from the NYSE, there would be no over-the-counter market trading of the ADSs in the United States due to regulatory restrictions under Indian law. After the delisting becomes effective and once the Company satisfies the conditions for deregistration, the Company intends to file a Form 15F with the SEC to deregister the Securities and to terminate its reporting obligations under the Exchange Act. Thereafter, all the Company’s reporting obligations under the Exchange Act will be suspended. The deregistration and termination of its reporting obligations under the Exchange Act would be effective ninety (90) days after filing of the Company’s Form 15F.

Further, the Company intends to terminate its ADS program in accordance with the Amended and Restated Deposit Agreement, dated as of September 27, 2004, as amended by Amendment No. 1 to the Amended and Restated Deposit Agreement, dated as of December 16, 2009 (so amended, the “Deposit Agreement”), by and among the Company, Citibank, N.A. as the depositary (the “Depositary”) and the holders and beneficial owners of the ADSs. In accordance with the Deposit Agreement, the Depositary will provide a notice of termination to all ADS holders containing the relevant information for ADS holders to take various suggested actions.  The ADS program will terminate sixty (60) days after the Depositary delivers formal notice of termination of the Deposit Agreement to ADS holders.

At any time prior to six (6) months from the date of termination of the Deposit Agreement the ADS holders may surrender their ADSs in exchange for the underlying Ordinary Shares of the Company. Please be advised that holders who surrender their ADSs must have, or establish, a DR-Type DEMAT account in India prior to surrendering their ADSs to Citibank, N.A.

As soon as practicable on or after six (6) months from the date following the termination of the Deposit Agreement, which is expected to be on or about July 24, 2023 (the “ADS Cancellation Cut-off Time”), Citibank, N.A. may sell the Ordinary Shares of the Company underlying any ADSs that remain then outstanding in accordance with the Deposit Agreement. Local equity share custodian Citibank, N.A. – Mumbai will apply Indian withholding tax at the maximum rate of 40% plus applicable rate of surcharge and cess (effective rate of approximately 43.68%) on the gross proceeds. The said withholding taxes will be deposited to the credit of the Government of India. Citibank, N.A. shall arrange for the conversion into U.S. dollars of the net proceeds of such sale after deduction of withholding taxes above and distribute such U.S. dollar proceeds, net of all applicable fees, taxes and expenses in accordance with the Deposit Agreement pro rata to the holders of the then outstanding ADSs. ADS holders should consult their tax advisors about the application of the U.S. federal tax rules to their particular circumstances as well as the state and local, foreign and other tax consequences to them of the ownership and disposition of ADSs or Ordinary Shares.

Holders of ADSs are encouraged to present their ADSs to Citibank, N.A. for cancellation before the ADS Cancellation Cut-off Time and delivery of the underlying Ordinary Shares of the Company. ADS holders who are subjected to Indian withholding taxes on proceeds from the sale of their underlying Ordinary Shares may be eligible to reclaim some or all taxes so withheld and may wish to file a tax reclaim in connection with a recovery of Indian withholding tax.  Please note that neither the Company, Citibank, N.A., nor its local equity share custodian, Citibank, N.A. – Mumbai, will provide assistance in the tax reclaim process in connection with any such sale of Ordinary Shares or any other transaction contemplated herein.

An FAQ for ADS holders on delisting, deregistration, surrender of ADSs for cancellation and delivery of underlying Ordinary Shares, applicable withholding taxes on sale of underlying Ordinary Shares represented by the then outstanding ADSs post the ADS Cancellation Cut-off Time and the tax reclaim process is being put up on the Company’s website www.tatamotors.com.

The Company reserves the right in all aspects to postpone or withdraw the above filings prior to their effectiveness, or to otherwise change its plans in this regard.

- Ends -

About Tata Motors

Part of the USD 128 billion Tata group, Tata Motors Limited (NYSE: TTM; BSE: 500570 and 570001; NSE: TATAMOTORS and TATAMTRDVR), a USD 37 billion organization, is a leading global automobile manufacturer of cars, utility vehicles, pick-ups, trucks and buses, offering extensive range of integrated, smart and e-mobility solutions. With ‘Connecting Aspirations’ at the core of its brand promise, Tata Motors is India’s market leader in commercial vehicles and amongst the top three in the passenger vehicles market.

Tata Motors strives to bring new products that fire the imagination of GenNext customers, fueled by state of the art design and R&D centers located in India, UK, US, Italy and South Korea. With a focus on engineering and tech enabled automotive solutions catering to the future of mobility, the company’s innovation efforts are focused to develop pioneering technologies that are sustainable as well as suited to evolving aspirations of the market and the customers. The company is pioneering India's Electric Vehicle (EV) transition and driving the shift towards sustainable mobility solutions by preparing a tailor-made product strategy, leveraging the synergy between the Group companies and playing an active role liasoning with the Government in developing the policy framework.

With operations in India, the UK, South Korea, Thailand, South Africa and Indonesia, Tata Motors’ vehicles are marketed in Africa, Middle East, South & South East Asia, Australia, South America, Russia and other CIS countries. As of March 31, 2022, Tata Motors’ operations include 86 consolidated subsidiaries, two joint operations, four joint ventures and 10 equity-accounted associates, including their subsidiaries, in respect of which the company exercises significant influence.

To know more, please visit (www.tatamotors.com; also follow us on Twitter: https://twitter.com/TataMotors)

Media Contact Information:

Tata Motors Corporate Communications: +91 22-66657613 / indiacorpcomm@tatamotors.com

CAUTIONARY STATEMENT FOR PURPOSES OF THE “SAFE HARBOR” PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995: This press release may contain, in addition to historical information, “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995, Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934.  These forward-looking statements are based on the Company’s current assumptions, expectations and projections about future events.  The Company uses words like “believe”, “anticipate”, “intend”, “estimate”, “expect”, “project” and similar expressions to identify forward looking statements, although not all forward-looking statements contain such words.  These forward-looking statements are necessarily estimates reflecting judgment of the Company’s senior management and involve significant risks, both known and unknown, uncertainties and other factors that may cause the Company’s actual performance, financial condition or results of operations to be materially different from those suggested by the forward-looking statements.  Except as required by law, the Company undertakes no obligation and does not intend to update any forward-looking statement, whether as a result of new information, future events or otherwise.